Cancellation of JV with Chongqing

POSCO concluded an MOU with Chongqing Iron and Steel (Group) in September 2013 and established JV’s in June 2016. In September 2017, as the liquidation team of Chongqing Iron and Steel informed that the JV’s would be discontinued, POSCO and the company agreed to start liquidation of the JV’s.